UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D
             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     SUBURBFED FINANCIAL CORP.
                         (NAME OF ISSUER)

                   COMMON STOCK, $.01 PAR VALUE
                  (TITLE OF CLASS OF SECURITIES)

                            86428L 106
                          (CUSIP NUMBER)

              Mr. John Palmer or Mr. Richard Lashley
        One Financial Place, Suite 1021, 440 South LaSalle
                        Chicago, IL  60605
                          (312) 663-3458

       (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS)

                           April 9, 1997
      (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         Page 1 of 10 Pages

CUSIP NO. 86428L-106                                        PAGE 2 of 10 PAGES

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FINANCIAL EDGE FUND, L.P.  36-4050716

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP A (X)
                                                      B ( )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC,PF,OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS
     2(d) or 2(e)        (  )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     60,334

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     60,334

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     FINANCIAL EDGE FUND, L.P. 60,334

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     ( )


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%

14.  TYPE OF REPORTING PERSON
     PN
                          Page 2 of 10 Pages
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CUSIP NO. 86428L-106                                        PAGE 3 of 10 PAGES

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JOHN W. PALMER ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP A (X)
                                                      B ( )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC,PF,OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS
     2(d) or 2(e)        (  )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     1,000

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     60,334

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     1,000

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     60,334

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     JOHN W. PALMER 61,334

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     ( )


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%

14.  TYPE OF REPORTING PERSON
     IN

                           Page 3 of 10 Pages
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CUSIP NO. 86428L-106                                        PAGE 4 of 10 PAGES

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD J. LASHLEY ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP A (X)
                                                      B ( )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC,PF,OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS
     2(d) or 2(e)        (  )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     4,000

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     64,334

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     4,000

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     64,334

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     RICHARD J. LASHLEY 64,334

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     ( )


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%

14.  TYPE OF REPORTING PERSON
     IN

                           Page 4 of 10 Pages

CUSIP NO. 86428L-106                              Page 5 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of SuburbFed Financial Corp., an Illinois chartered holding company for a company for a capital stock savings bank (the "Company"). The Company's principal executive offices are located at 3001 West Vollmer Road, Flossmoor, Illinois 60422.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is filed by: Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by PL Capital, LLC, a Delaware limited liability corporation ("PL Capital"), as the General Partner") for the Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge"), with respect to the shares of Common Stock directly owned by it.

         Additionally, this statement is filed by: Mr. John Palmer an individual, with respect to the shares of Common Stock beneficially owned by Mr. Palmer.

         Additionally, this statement is filed by: Mr. Richard Lashley an individual, with respect to the shares of Common Stock beneficially owned by Mr. Lashley.

     (b) The business address of Mr. Palmer and Mr. Lashley is One Financial Place, Suite 1021, 440 South LaSalle, Chicago, Illinois 60605. The address of the principal business and principal office of PL Capital and Financial Edge is One Financial Place, Suite 1021, 440 South LaSalle, Chicago, Illinois 60605.

     (c) Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge. The principal business of Financial Edge is serving as a private investment limited partnership investing in financial institutions.

      (d) None of the persons or partnerships referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similiar misdemeanors).

      (e) None of the persons or partnerships referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Mr. Palmer, and Mr. Lashley are United States citizens. Financial Edge is a limited partnership organized under the laws of the State of Delaware. PL Capital is a limited liability corporation organized under the laws of the State of Delaware.
                               Page 5 of 10 Pages

CUSIP NO. 86428L-106                                 Page 6 of 10 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Financial Edge is approximately $1,200,000.

  The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Palmer is approximately $22,000.

  The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Lashley is approximately $82,000.

  The shares of Common Stock purchased by Financial Edge were purchased with working capital and on margin. The shares of Common Stock purchased by Mr. Palmer and Mr. Lashley were purchased with working capital and on margin.

  Financial Edge's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. Mr. Palmer and Mr. Lashley's margin transactions are with Fidelity investments and Charles Schwab & Co., Inc., on such firms' usual terms and conditions. All or part of the shares of Common Stock directly owned by Mr. Palmer and Mr. Lashley may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Palmer and Mr. Lashley. All or part of the shares of Common Stock directly owned by Financial Edge may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Financial Edge. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4.  PURPOSE OF TRANSACTION

  The purpose of the acquisition of the shares of Common Stock by Financial Edge, Mr. Palmer and Mr. Lashley, is for investment, and the purchases of the shares of Common Stock by Financial Edge, Mr. Palmer and Mr. Lashley were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by Financial Edge, Mr. Palmer and Mr. Lashley,
is for investment purposes, Financial Edge, Mr. Palmer and Mr. Lashley, may pursue discussions with management to find ways to maximize short and long-
term value for shareholders.   Each may make further purchases of shares of
Common Stock from time to time and may dispose of any or all of the shares
of Common Stock held by it at any time.   Neither Financial Edge, Mr. Palmer
nor Mr. Lashley has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j),
inclusive of Item 4 of Schedule 13D.   Such entities may, at any time and
from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

                        Page 6 of 10 Pages

CUSIP NO. 86428L-106                               Page 7 of 10 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  The following information is as of April 9, 1997.  The percentages used in
Item 5 are calculated based upon the 1,254,763 shares stated by the Company to be issued and outstanding as of December 31, 1996.

(A)  PL Capital

     (a)  Aggregate number of shares beneficially owned: 60,334
          Percentage: 4.8%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 60,334
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 60,334

     (c) The following transactions have been effected by or on behalf of Financial Edge over the past sixty days:

DATE PURCHASED   NO. OF SHARES       PRICE            TRANSACTION
--------------   -------------       -----            -----------

2/4/97           14,500              21.50            Open Market
3/3/97              750              22.90            Open Market
3/10/97           1,500              23.00            Open Market
3/11/97             225              23.00            Open Market
3/12/97             460              23.15            Open Market
3/14/97             150              23.14            Open Market
3/26/97             400              23.16            Open Market
3/27/97           1,000              23.62            Open Market
4/4/97            2,500              23.36            Open Market
4/9/97              449              22.87            Open Market


  (d) PL Capital, the General Partner of Financial Edge, has the power to direct the affairs of Financial Edge, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, and, in that capacity, direct its operations.

  (e)  Not applicable.

                         Page 7 of 10 Pages

CUSIP NO. 86428L-106                                 Page 8 of 10 Pages
B. Mr. John Palmer

   (a)  Aggregate number of shares beneficially owned: 1,000
        Percentage: 0.08%
   (b)  1. Sole power to vote or to direct vote: 1,000
        2. Shared power to vote or to direct vote: 60,334
        3. Sole power to dispose or to direct the disposition: 1,000
        4. Shared power to dispose or to direct the disposition: 60,334
   (c) The following transaction has been effected by or on behalf of Mr. Palmer over the past sixty days.

DATE PURCHASED          NO. OF SHARES           PRICE            TRANSACTION
--------------          -------------           -----            -----------
2/25/97                 1,000                   22               Open Market

   (d) Mr. Palmer, a General Partner of PL Capital, has the power to direct the affairs of PL Capital, the General Partner of Financial Edge, which has the power to direct the affairs of Financial
        Edge, including decisions respecting the disposition of the proceed from the sale of the shares.
   (e)  Not applicable.

C. Mr. Richard Lashley

   (a)  Aggregate number of shares beneficially owned: 4,000
        Percentage: 0.3%
   (b)  1. Sole power to vote or to direct vote: 4,000
        2. Shared power to vote or to direct vote: 64,334
        3. Sole power to vote or to direct the disposition: 4,000
        4. Shared power to dispose or to direct the disposition: 64,334
   (c) The following transactions have been effected by or on behalf of Mr. Lashley over the past sixty days:

DATE PURCHASED    NO. OF SHARES            PRICE     TRANSACTION
--------------    -------------            -----     -----------
2/20/97           1,000                    22        Open Market
3/4/97            1,000                    22.75     Open Market

   (d) Mr. Lashley, a General Partner of PL Capital, has the power to direct the affairs of PL Capital, the General Partner of Financial Edge, which has the power to direct the affairs of Financial Edge, including decisions respecting the disposition of the proceeds from the sale of the shares.
   (e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for sharing of profits.

Item 7.    Materials to be Filed as Exhibits
       N/A
                          Page 8 of 10 Pages

SIGNATURES

    After reasonable inquiry and to the best interest of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct:


Dated:  April 10, 1997

FINANCIAL EDGE FUND, L.P.

By: PL CAPITAL, LLC
General Partner

By:  /s/ John Palmer                           /s/ Richard Lashley
     ---------------                           -------------------
     John Palmer                               Richard Lashley
     Manager Member                            Managing Member

                              Page 9 of 10 Pages

SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in thes statement is true, compelte and correct.

Dated:  April 10, 1997

By: /s/ John Palmer                     /s/Richard Lashley
    ---------------                     ------------------
    John Palmer                         Richard Lashley



                           Page 10 of 10 Pages